FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Registration number: 1968/004880/06
ISIN: ZAE000018123 JSE Code: GFI
("Gold Fields" or the "company")
FURTHER CAUTIONARY ANNOUNCEMENT
Shareholders of Gold Fields ("shareholders") are referred to the announcement published by Gold Fields in the press on 19 October 2004, regarding an offer for the entire issued share capital of Gold Fields by Harmony Gold Mining Company Limited ("Harmony"), a circular in respect of which may now have been received by shareholders.
Gold Fields has received legal advice to the effect that the early settlement offer, in terms of which Harmony is seeking to acquire for early settlement up to 34,9% of the entire issued share capital of Gold Fields, whether in isolation or in combination with the so-called subsequent offer, is an unlawful construct designed to evade the jurisdiction of various regulatory authorities and is, in particular, a notifiable merger for the purposes of the Competition Act, 1998, as amended. As such, according to legal advice received, the offer may not lawfully be implemented in whole or in part prior to notification to the Competition authorities and receipt of approval from them.
In order to obtain certainty for shareholders and to enable them to determine how they should in their best interests deal with the offer from Harmony, Gold Fields has submitted an application to the Competitions Tribunal to interdict the apparent unlawful implementation of the offer.
Until such time as further information regarding the outcome of the application becomes available, shareholders are advised to continue to exercise caution when dealing in securities of the company.
Johannesburg
26 October 2004
Joint Financial Advisors to Gold
Fields
Goldman Sachs International
JPMorgan
Sponsor to Gold Fields
JPMorgan
Corporate law advisors and
consultants to Gold Fields
Edward Nathan & Friedland (Pty)
Limited
Corporate Law Advisors and
Consultants (Registration number
1999/026464/21)
This announcement has been made for regulatory reasons in South Africa and does not constitute a solicitation or recommendation of Gold Fields Limited ("Gold Fields") and should not be construed in such a manner. In the United States, Gold Fields will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of Gold Fields' Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including the registration statement on Form

F-4 (which includes a preliminary prospectus) dated October 21, 2004 and related exchange offer materials as well as its Tender Offer Statement on Schedule TO filed with the SEC on October 22, 2004, will also be available free of charge on the SEC's website.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 28 October 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs